FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended	December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number 000-29630

1997 Restated Shire US Inc. 401(k) Savings Plan and Trust

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire Pharmaceuticals Group plc Hampshire International Business Park Chineham, Basingstoke Hampshire, RG24 8EP United Kingdom

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

1997 Restated Shire US Inc.
401(k) Savings Plan and Trust

Financial Statements as of and for the Years Ended
December 31, 2003 and 2002, Supplemental
Schedule as of December 31, 2003 and Report of
Independent Registered Public Accounting Firm

1997 RESTATED SHIRE US INC. 401(K) SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements Of Net Assets Available For Plan Benefits
As Of December 31, 2003 And 2002	2

Statements Of Changes In Net Assets Available For Plan
Benefits For Plan Year Ended December 31, 2003 And 2002	3

Notes To Financial Statements	4-8

SUPPLEMENTAL SCHEDULE:	9

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held (At End of Year)
as of December 31, 2003	10

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Administrator
1997 Restated Shire US Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust (“the Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the accompanying table of contents as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 28, 2004

1997 RESTATED SHIRE US INC. 401(K) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Cash	$115,769	$2,245
Investments (at fair value):
Collective investment fund	2,467,034
Mutual funds	19,169,755	11,831,201
Company stock	3,178,593	1,543,880
Participant loans	205,652	104,078

Total investments	25,136,803	13,481,404

Receivables:
Employer contributions	406,825	454,238
Participant contributions	237,398	171,197
Income receivable	16,706	1,114

Total receivables	660,929	626,549

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$25,797,732	$14,107,953

See notes to financial statements.

1997 RESTATED SHIRE US INC. 401(K) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
PLAN YEAR ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$5,416,588	$(2,984,738)
Interest and dividends	16,038	109,243

	5,432,626	(2,875,495)

Contributions:
Participant	3,552,948	3,189,966
Participant (rollovers into Plan)	624,794	501,355
Employer	3,301,014	3,578,880

	7,478,756	7,270,201

Total additions	12,911,382	4,394,706

DEDUCTIONS:
Benefits paid to participants	1,217,478	953,651
Administrative expenses	4,125	2,280

Total deductions	1,221,603	955,931

Net increase	11,689,779	3,438,775

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	14,107,953	10,669,178

End of year	$25,797,732	$14,107,953

See notes to financial statements.

1997 RESTATED SHIRE US INC. 401(K) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.	PLAN DESCRIPTION

The following description of the 1997 Restated Shire US Inc. 401(k) Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering almost all part-time and full-time employees of Shire US Inc., Shire Corporation, Shire Executive Services Inc., and Shire US Manufacturing Inc. (collectively, “the Company”). All eligible employees may begin participation in the Plan after attaining age 18 and completing one month of service.

On February 1, 2003 the Plan changed its recordkeeper, trustee and custodian from US Bank to Fidelity Management Trust Company. The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. Additionally, new investment options became available to participants in conjunction with the change to the Fidelity platform.

The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Contributions—Each year, participants may defer up to the lesser of 90% of eligible pretax compensation or $12,000 in a calendar year (in 2003), as defined by the Plan. If an employee has attained age 50 before the end of the calendar year, pretax contributions may be made at any time throughout the year up to an additional limit of $2,000 for 2003. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various mutual funds and a company stock fund. The Company contributes $2.33 for each $1 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company. All Company contributions are invested in a portfolio of investments directed by the participant. Contributions are subject to certain limitations.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the participant’s share of Company contributions and Plan earnings and losses net of mutual fund expenses. Allocations are based on participant earnings or account balances, as defined. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts occurs on a pro rata basis and is based on years of service. A participant is 100% vested after five years of service.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 11.5%, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or substantially equal installments (monthly, quarterly, semi-annually or annually) over a period measured by reference to the life expectancy of the spouse or the joint and last survivor life expectancy of the participant or the participant’s spouse. Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity and a Qualified Joint and Survivor Annuity. Distributions are made in cash.

Expenses of the Plan—The Company pays certain administrative expenses of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures—Upon participant termination, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. After the earlier of the date that such participant has received a distribution or incurred five consecutive one year breaks in service, forfeitures shall be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. At December 31, 2003 forfeited non-vested accounts totaled $169,042.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation—The Plan’s investments, except for participant loans, are stated at fair value. Quoted market prices are used to value the Company stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in collective funds are valued at fair values as estimated by Fidelity (the “Trustee”). Participant loans are valued at cost which approximates fair value.

In accordance with Department of Labor regulations, realized and unrealized gains and losses are based on the value of investments as of the later of the beginning of the plan year or at the time of purchase, if purchased during the year, and are reflected currently in the statement of changes in net assets available for plan benefits.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2003 and 2002:

	2003

Trustee - Fidelity	Shares	Market Value

Shire Pharmaceuticals Group, plc	109,418	$3,178,593
Fidelity Advisor Small Cap Fund	157,455	3,139,648
Fidelity Advisor Equity Growth Fund	66,343	2,953,580
Fidelity Advisor Equity Income Fund	110,071	2,845,342
Fidelity Advisor Diversified International Fund	180,896	2,841,872
Fidelity Advisor Mid Cap Fund	112,686	2,525,285
Fidelity Advisor Stable Value	2,467,034	2,467,034
Fidelity Advisor Intermediate Bond Fund	118,203	1,334,511

	2002

Trustee - US Bank	Shares	Market Value

Shire Pharmaceuticals Group, plc	81,730	$1,543,880
Dreyfus Founders Growth Fund	203,513	1,522,275
Franklin Small-Mid Cap Growth Fund	72,539	1,592,226
Scudder Growth and Income Fund	68,694	1,097,724
Templeton Growth Fund	53,465	851,705
First American Treasury Obligation Fund	2,457,442	2,457,442
INVESCO Dynamics Fund	101,210	1,078,899
First American Bond IMMDEX	30,860	902,669

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	2003	2002

Mutual funds	$5,240,863	$(2,058,127)
Common stock	91,955	(944,241)
Collective investment funds	83,770	17,630

	$5,416,588	$(2,984,738)

4.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee. US Bank and Fidelity were the trustees in 2003 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the Company’s stock. The Company is the plan sponsor and therefore, these transactions qualify as party-in-interest transactions. The Plan held 81,730 shares of the Company stock at a fair value of $1,543,880 at December 31, 2002. The Plan held 109,418 shares of the Company stock fund at a net asset value of $3,178,593 at December 31, 2003. The Plan also makes loans to participants.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Company adopted the 1997 Restated Shire US Inc. 401(k) Savings Plan on June 14, 2002 in the form of the Ulmer & Berne LLP Prototype Adoption Agreement #01-001 Non-Standardized Profit-Sharing/401(k) Plan and the Ulmer & Berne LLP Defined Contribution Prototype Plan and Trust Agreement Basic Plan Document #01. Ulmer and Berne LLP received a favorable opinion letter on November 13, 2001. Prior to adopting the Ulmer and Berne LLP Prototype, the Company maintained the Plan in the form of the US Bank Prototype Standardized Adoption Agreement Prototype Cash or Deferred Profit-Sharing Plan and Trust/Custodial Account and Basic Plan Document #04, which received a favorable opinion letter on February 8, 1993. The Plan was originally effective on June 1, 1996.

Effective February 1, 2003, the Company restated the Plan in the form of the Advisor Retirement Connection Premium Service Retirement Plan Fidelity Basic Plan Document No. 12 and the Advisor Retirement Connection Premium Service Retirement Plan (Profit Sharing/401(k) Plan) NonStandardized Adoption Agreement No. 001. The Fidelity Prototype received a favorable opinion letter on December 10, 2001. The Company has received a favorable determination letter from the IRS, dated June 17, 2004. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). As such, no provision for income taxes has been made in the accompanying financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

Benefits paid to participants per the financial statements		$1,217,478
Subtract:	Amounts allocated to withdrawing participants at December 31, 2002	(89,694)
Subtract:	Corrective and deemed distributions	(1,533)

Benefits paid to participants per Form 5500		$1,126,251

For the fiscal year ended December 31, 2002, amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit claims that had been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date. For the fiscal year ended December 31, 2003, there were no amounts allocated to withdrawing participants for such benefit claims.

8.	SUBSEQUENT EVENT

In December 2003, the Company announced its intention to move its U.S. headquarters to a location on the east coast of the U.S. All employees at the current headquarters in Newport, Kentucky, continue to be employed at least through a certain date in 2004. The relocation of the U.S. headquarters could result in significant numbers of participants terminating from the Plan in 2004 and 2005.

On January 1, 2004, the Company changed the name of the Plan to the 1997 Restated Shire 401(k) Savings Plan. At that time, the Plan was amended to make three significant changes to the Plan. First,

the Company elected to make safe harbor matching contributions in 2004 in accordance with statutory requirements. Participants will be entitled to receive safe harbor matching contributions if they make pre-tax contributions to the Plan in 2004. There is no change in the matching employer contribution formula. Second, subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in matching employer contributions made in prior years and in 2004. The five-year vesting schedule applies to employees who have terminated prior to January 1, 2004 and are not former Roberts Pharmaceutical Corp. Savings Plan participants. The last significant change is that employees age 18 and older are eligible to participate in the Plan on their date of hire rather than after the completion of one month of service.

On April 22, 2004, the Plan submitted a voluntary compliance notice to the U.S. Internal Revenue Service with respect to certain violations under Section 401(a)(17) of the Internal Revenue Code. The Plan identified that it failed to limit compensation for purposes of calculating matching contributions during the years 1998 through 2003. The Company has corrected the payroll system issues that caused the violations. The Company and the Plan will offset 2004 matching contributions with the prior year excess contributions.

On April 22, 2004, the Plan received a notice of pending review from the U.S. Department of Labor. Management believes that the Plan is being operated in accordance with all rules and regulations.

* * * * * *

SUPPLEMENTAL SCHEDULE

1997 RESTATED SHIRE US INC. 401(K) SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2003

	CASH—
*	Shire Pharmaceuticals Group, plc	Interest Bearing Cash	115,769

	Total cash		115,769

	MUTUAL FUNDS:
*	Fidelity Investments	Fidelity Advisor Small Cap Fund	3,139,648
*	Fidelity Investments	Fidelity Advisor Equity Growth Fund	2,953,580
*	Fidelity Investments	Fidelity Advisor Equity Income Fund	2,845,342
*	Fidelity Investments	Fidelity Advisor Diversified International Fund	2,841,872
*	Fidelity Investments	Fidelity Advisor Mid Cap Fund	2,525,285
*	Fidelity Investments	Fidelity Advisor Intermediate Bond Fund	1,334,511
*	Fidelity Investments	Fidelity Advisor Dividend Growth Fund	1,068,560
*	Fidelity Investments	Fidelity Prime Fund	189,079
*	Fidelity Investments	Fidelity Advisor Government Investment Fund	183,157
*	Fidelity Investments	Fidelity Advisor Growth and Income Fund	145,086
*	Fidelity Investments	Fidelity Advisor Global Equity Fund	76,515
	Janus Capital Corporation	Janus Advisor Balanced Fund	1,268,644
	Credit Suisse Asset Management	Credit Suisse Small Capital Value Fund	136,980
	AIM Investments	AIM Capital Value Fund	348,097
	State Street Research and Management	State Street Research Mid Capital Value Fund	113,400

	Total mutual funds		19,169,756

	CORPORATE STOCK—
*	Shire Pharmaceuticals Group, plc	Corporate Common Stock	3,178,593

	COLLECTIVE INVESTMENT FUND—
*	Fidelity Investments	Fidelity Advisor Stable Value	2,467,034

	Total investments		24,931,152

*	PARTICIPANT LOANS	Loans ranging from 1 to 5 years maturity with
		interest rates ranging from 5.25% to 11.5%	205,652

	TOTAL ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 2003		$25,136,804

	*Denotes party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1997 Restated Shire US Inc. 401(k) Savings Plan and Trust

(Name of Plan)

Date	June 28, 2004	/s/ Kevin T. Anderson

Kevin T. Anderson/Executive Director of
Legal and Professional Affairs/Member,
Investment Advisory Committee

/s/ Jeffrey W. Martini

Jeffrey W. Martini/Senior VP, Therapeutic
Area Finance/Member, Investment Advisory
Committee